EXHIBIT 99.1

Shopify Announces Fourth-Quarter and Full Year 2018 Financial Results
Fourth-Quarter Revenue and GMV Grow 54% Year on Year
GMV Exceeds $14 Billion for the Fourth Quarter and $41 Billion for 2018

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - February 12, 2019 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading multi-channel commerce platform, today announced strong financial results for the quarter and full year ended December 31, 2018.

“We made history in 2018: no other SaaS company has crossed the $1 billion-dollar revenue mark at a faster growth rate than Shopify has,” said Tobi Lütke, Shopify’s CEO. "This milestone is significant due to the backdrop: Shopify allows people to partake in the entrepreneurial world who would otherwise not be able to do so. We have been focused on growing this market for the past 12 years even though a lot of people told us that this isn’t a valuable business model. We let the results speak for themselves."

"Our merchants had an incredible fourth quarter, and we are energized by their success," said Amy Shapero, Shopify’s CFO. "With our focus on helping entrepreneurs everywhere, including those within the enterprise, launch their businesses and grow them, in 2018 we reached a billion orders cumulatively, and saw the highest-ever mix of merchants join the platform from outside our core geographies. We look forward to expanding our footprint even more in 2019 as we continue to bring more product innovation and more value to merchants of all sizes around the world."

Fourth-Quarter Financial Highlights

•	Total revenue in the fourth quarter was $343.9 million, a 54% increase from the comparable quarter in 2017.

•
Subscription Solutions revenue grew 42% to $133.6 million. This increase was driven primarily by growth in Monthly Recurring Revenue[1] ("MRR"), driven primarily by an increase in the number of merchants joining the Shopify platform.

•	Merchant Solutions revenue grew 63%, to $210.3 million, driven primarily by the growth of Gross Merchandise Volume[2] ("GMV"), as well as by strong growth in Shopify Capital and Shopify Shipping.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

•
MRR as of December 31, 2018 was $40.9 million, up 37% compared with $29.9 million as of December 31, 2017. Shopify Plus contributed $10.4 million, or 25%, of MRR compared with 21% of MRR as of December 31, 2017.

•
GMV for the fourth quarter was $14.0 billion, an increase of $4.9 billion, or 54% over the fourth quarter of 2017. Gross Payments Volume[3] ("GPV") grew to $5.8 billion, which accounted for a record 41% of GMV processed in the quarter, versus $3.5 billion, or 39%, for the fourth quarter of 2017.

•	Gross profit dollars grew 53%, to $185.7 million, compared with the $121.1 million recorded for the fourth quarter of 2017.

•	Operating loss for the fourth quarter of 2018 was $9.5 million, or 3% of revenue, versus a loss of $6.1 million, or 3% of revenue, for the comparable period a year ago.

•	Adjusted operating income[4] for the fourth quarter of 2018 was 6% of revenue, or $20.0 million; adjusted operating income for the fourth quarter of 2017 was 5% of revenue, or $11.6 million.

•	Net loss for the fourth quarter of 2018 was $1.5 million, or $0.01 per share, compared with $3.0 million, or $0.03 per share, for the fourth quarter of 2017.

•	Adjusted net income[4] for the fourth quarter of 2018 was $27.9 million, or $0.26 per share, compared with adjusted net income of $14.7 million, or $0.15 per share, for the fourth quarter of 2017.

•	At December 31, 2018, Shopify had $1.97 billion in cash, cash equivalents and marketable securities, compared with $938 million on December 31, 2017.

Fourth-Quarter Business Highlights

•
Sales on Shopify’s platform over the Black Friday Cyber Monday period reached more than $1.5 billion of GMV in just four days, with the majority coming from mobile devices. This compares with $1 billion in GMV for the Black Friday Cyber Monday period in 2017.

•
Shopify launched Shopify Payments in Spain, expanding availability of Shopify Payments to 11 countries: the U.S., Canada, United Kingdom, Australia, Ireland, New Zealand, Japan, Singapore, Hong Kong, Germany, and Spain. Shopify's investments in international expansion yielded a record percentage of new merchants on the Shopify platform in the fourth quarter from outside our core geographies, which comprise our longer-established geographies of North America, UK, and Australia.

•	Shopify Shipping adoption continued to climb, with the percentage of eligible merchants in the United States and Canada utilizing Shopify Shipping approaching 40% by year end.

•
Purchases from merchants’ stores coming from mobile devices versus desktop continued to climb in the quarter, accounting for 78% of traffic and 66% of orders for the three months ended December 31, 2018, versus 73% and 61%, respectively, for the fourth quarter of 2017.

•
Shopify Capital issued $71.8 million in merchant cash advances and loans in the fourth quarter of 2018, an increase of 81% versus the $39.7 million issued in the fourth quarter of last year. Shopify Capital has grown to approximately $447 million in cumulative cash advanced since its launch in April 2016 through 2018, approximately $92 million of which was outstanding on December 31, 2018.

3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Please refer to "Non-GAAP Financial Measures" in this press release.

Full-Year Financial Highlights

•
Total revenue for the full year 2018 was $1.073 billion, a 59% increase over 2017. Within this, Subscription Solutions revenue grew 50% to $465.0 million, while Merchant Solutions revenue grew 67% to $608.2 million.

•	GMV[2] for 2018 was $41.1 billion, an increase of 56% over 2017. GPV[3] grew to $16.6 billion, which accounted for 40% of GMV processed versus $10.0 billion, or 38%, for 2017.

•	Gross profit grew 57% to $596.3 million, compared with $380.3 million for 2017.

•	Operating loss for 2018 was $91.9 million, or 9% of revenue, versus 49.2 million, or 7% of revenue, for 2017.

•	Adjusted operating income[4] for 2018 was 1% of revenue, or $11.8 million; adjusted operating income for 2017 was also 1% of revenue, or $6.0 million.

•	Net loss for 2018 was $64.6 million, or $0.61 per share, compared with $40.0 million, or $0.42 per share, for 2017.

•	Adjusted net income[4] for 2018 was $39.2 million, or $0.37 per share, compared with adjusted net income of $15.2 million, or $0.16 per share, for 2017.

2018 Business Highlights
Shopify made progress on our three areas of targeted investment in 2018, which were international growth, our platform, and Shopify Plus:

•
Shopify launched native language capabilities on the platform, bringing the total number of languages available to seven, including English, German, Japanese, French, Spanish, Brazilian Portuguese, and Italian. By year end 2018, 24% of our merchants were based outside our core geographies, compared with 21% in these largely non-English-speaking markets in 2017.

•
Shopify expanded the feature set of our platform to help power merchant selling: our Marketing Dashboard facilitates purchasing advertising, while Shopify Ping streamlines and centralizes business conversations and marketing activities; Google Pay and Dynamic Checkout help remove friction for the buyer from the checkout process; and Fraud Protect gives merchants greater confidence in accepting orders.

•
Shopify deepened the platform’s functionality to simplify merchant operations: our multi-location inventory feature enables merchants to track inventory across multiple sales and storage facilities; enhancements to our POS solution enables multi-channel returns and exchanges; and our Store Cam for Shopify app integrates live video feed from a physical location via Google Nest directly into the Shopify dashboard. In addition, Shopify made it easier for merchants to leverage our partner community with the launch of our Services Marketplace -- a job-centric hub where Shopify merchants can find Shopify partners -- as well as our new app store with improvements to app categorization, listings, and merchant recommendations.

•	Shopify Plus merchants expanded their share of overall MRR and GMV, as they continued to thrive using Shopify’s powerful feature set and the base of Shopify Plus merchants grew by nearly 50%.

In our ongoing mission to make commerce better for everyone, merchants and consumers alike, Shopify plans to continue adding capabilities that make it easier for more entrepreneurs to start selling, further simplify merchant operations, and catalyze their GMV growth. With this ongoing cadence of innovation to empower merchants, in 2018 Shopify was adopted by hundreds of thousands more entrepreneurs seeking a multi-channel platform that is powerful, easy-to-use, and affordable.

2018 Shopify Merchant Highlights
Shopify helped maintain a vibrant and healthy commerce landscape that empowered merchants around the world in 2018:

•	The number of merchants on the Shopify platform achieving over $1 million in GMV grew by 58% in 2018.

•	Merchants selling on the Shopify platform for 12 months or more grew their GMV year-over-year at an average monthly rate of 24%.

•	In the fourth quarter alone, Shopify merchants added nearly 40 million products to their shops.

•	In 2018, Shopify paid over $100 million to our partners (themselves small and medium-sized businesses) for their apps and services benefiting Shopify merchants.

•	The number of merchants trying the Shopify platform for the first time continued to expand in 2018, indicating Shopify is well positioned to power the merchant success stories of tomorrow.

Financial Outlook
The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2019, Shopify currently expects:

•	Revenues in the range of $1.46 billion to $1.48 billion

•	GAAP operating loss in the range of $140 million to $150 million

•	Adjusted operating income[4] in the range of $10 to $20 million, which excludes stock-based compensation expenses and related payroll taxes of $160 million

For the first quarter of 2019, Shopify currently expects:

•	Revenues in the range of $305 million to $310 million

•	GAAP operating loss in the range of $47 million to $49 million

•	Adjusted operating loss[4] in the range of $13 million to $15 million, which excludes stock-based compensation expenses and related payroll taxes of $34 million

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our fourth-quarter results today, February 12, 2019, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Audited Consolidated Financial Statements and accompanying Notes, Management’s Discussion and Analysis, and Annual Information Form for the year ended December 31, 2018 are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

About Shopify
Shopify is the leading multi-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 800,000 businesses in approximately 175 countries and is trusted by brands such as Unilever, Kylie Cosmetics, Allbirds, MVMT, and many more.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted operating loss/income, non-GAAP operating expenses, adjusted net loss/income and adjusted net loss/income per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance, the expansion of Shopify’s footprint in 2019, and Shopify’s plans to add capabilities in 2019. Words such as "expects", "continue", "will", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) the security of personal information we store relating to merchants and their customers, and consumers with whom we have a direct relationship; (x) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations; (xi) our potential inability to hire, retain and motivate qualified personnel; (xii) international sales and the use of our platform in various countries; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Julie Nicholson
Senior Director, Investor Relations	Director of Communications
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$
Revenues
Subscription solutions	133,560	93,918	464,996	310,031
Merchant solutions	210,302	128,896	608,233	363,273
	343,862	222,814	1,073,229	673,304
Cost of revenues
Subscription solutions	26,706	19,867	100,990	61,267
Merchant solutions	131,413	81,802	375,972	231,784
	158,119	101,669	476,962	293,051
Gross profit	185,743	121,145	596,267	380,253
Operating expenses
Sales and marketing	95,163	67,174	350,069	225,694
Research and development	67,024	40,339	230,674	135,997
General and administrative	33,014	19,745	107,444	67,719
Total operating expenses	195,201	127,258	688,187	429,410
Loss from operations	(9,458)	(6,113)	(91,920)	(49,157)

Other income	7,944	3,126	27,367	9,162
Net loss	(1,514)	(2,987)	(64,553)	(39,995)
Other comprehensive income (loss), net of tax	(10,520)	(3,419)	(15,651)	5,253
Comprehensive loss	(12,034)	(6,406)	(80,204)	(34,742)
Basic and diluted net loss per share attributable to shareholders	(0.01)	(0.03)	(0.61)	(0.42)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	107,734,499	99,551,791	105,671,839	95,774,897

Shopify Inc.
Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	December 31, 2018	December 31, 2017
	$	$
Assets
Current assets
Cash and cash equivalents	410,683	141,677
Marketable securities	1,558,987	796,362
Trade and other receivables, net	41,347	21,939
Merchant cash advances and loans receivable, net	91,873	47,101
Other current assets	26,192	18,598
	2,129,082	1,025,677
Long-term assets
Property and equipment, net	61,612	50,360
Intangible assets, net	26,072	17,210
Goodwill	38,019	20,317
	125,703	87,887
Total assets	2,254,785	1,113,564
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	96,956	62,576
Current portion of deferred revenue	39,180	30,694
Current portion of lease incentives	2,552	1,484
	138,688	94,754
Long-term liabilities
Deferred revenue	1,881	1,352
Lease incentives	22,316	14,970
Deferred tax liability	1,132	1,388
	25,329	17,710
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 98,081,889 and 87,067,604 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,310,800 and 12,810,084 issued and outstanding	2,215,936	1,077,477
Additional paid-in capital	74,805	43,392
Accumulated other comprehensive income (loss)	(12,216)	3,435
Accumulated deficit	(187,757)	(123,204)
Total shareholders’ equity	2,090,768	1,001,100
Total liabilities and shareholders’ equity	2,254,785	1,113,564

Shopify Inc.
Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Years ended
	December 31, 2018	December 31, 2017
	$	$
Cash flows from operating activities
Net loss for the year	(64,553)	(39,995)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	27,052	23,382
Stock-based compensation	95,720	49,163
Provision for uncollectible receivables related to merchant cash advances and loans receivable	5,922	2,606
Unrealized foreign exchange (gain) loss	1,272	(1,604)
Changes in operating assets and liabilities:
Trade and other receivables	(32,649)	(13,037)
Merchant cash advances and loans receivable	(50,694)	(37,811)
Other current assets	(10,816)	(3,706)
Accounts payable and accrued liabilities	20,641	15,428
Deferred revenue	9,015	10,960
Lease incentives	8,414	2,515
Net cash provided by operating activities	9,324	7,901
Cash flows from investing activities
Purchase of marketable securities	(2,447,955)	(1,129,263)
Maturity of marketable securities	1,698,264	642,073
Acquisitions of property and equipment	(27,950)	(20,043)
Acquisitions of intangible assets	(13,595)	(4,219)
Acquisition of businesses, net of cash acquired	(19,397)	(15,718)
Net cash used by investing activities	(810,633)	(527,170)
Cash flows from financing activities
Proceeds from the exercise of stock options	30,494	14,774
Proceeds from public offering, net of issuance costs	1,041,688	560,057
Net cash provided by financing activities	1,072,182	574,831
Effect of foreign exchange on cash and cash equivalents	(1,867)	2,102
Net increase in cash and cash equivalents	269,006	57,664
Cash and cash equivalents – Beginning of Year	141,677	84,013
Cash and cash equivalents – End of Year	410,683	141,677

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$
GAAP Gross profit	185,743	121,145	596,267	380,253
% of Revenue	54%	54%	56%	56%
add: stock-based compensation	604	309	2,232	1,102
add: payroll taxes related to stock-based compensation	56	61	209	179
Non-GAAP Gross profit	186,403	121,515	598,708	381,534
% of Revenue	54%	55%	56%	57%

GAAP Sales and marketing	95,163	67,174	350,069	225,694
% of Revenue	28%	30%	33%	34%
less: stock-based compensation	6,153	2,936	21,928	8,986
less: payroll taxes related to stock-based compensation	488	246	2,128	890
Non-GAAP Sales and marketing	88,522	63,992	326,013	215,818
% of Revenue	26%	29%	30%	32%

GAAP Research and development	67,024	40,339	230,674	135,997
% of Revenue	19%	18%	21%	20%
less: stock-based compensation	15,941	9,653	55,164	31,338
less: payroll taxes related to stock-based compensation	828	1,190	4,411	3,222
Non-GAAP Research and development	50,255	29,496	171,099	101,437
% of Revenue	15%	13%	16%	15%

GAAP General and administrative	33,014	19,745	107,444	67,719
% of Revenue	10%	9%	10%	10%
less: stock-based compensation	4,721	2,080	16,396	7,737
less: payroll taxes related to stock-based compensation	635	1,222	1,294	1,748
Non-GAAP General and administrative	27,658	16,443	89,754	58,234
% of Revenue	8%	7%	8%	9%

GAAP Operating expenses	195,201	127,258	688,187	429,410
% of Revenue	57%	57%	64%	64%
less: stock-based compensation	26,815	14,669	93,488	48,061
less: payroll taxes related to stock-based compensation	1,951	2,658	7,833	5,860
Non-GAAP Operating Expenses	166,435	109,931	586,866	375,489
% of Revenue	48%	49%	55%	56%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$
GAAP Operating loss	(9,458)	(6,113)	(91,920)	(49,157)
% of Revenue	(3)%	(3)%	(9)%	(7)%
add: stock-based compensation	27,419	14,978	95,720	49,163
add: payroll taxes related to stock-based compensation	2,007	2,719	8,042	6,039
Adjusted Operating income	19,968	11,584	11,842	6,045
% of Revenue	6%	5%	1%	1%

GAAP Net loss	(1,514)	(2,987)	(64,553)	(39,995)
% of Revenue	—%	(1)%	(6)%	(6)%
add: stock-based compensation	27,419	14,978	95,720	49,163
add: payroll taxes related to stock-based compensation	2,007	2,719	8,042	6,039
Adjusted Net income	27,912	14,710	39,209	15,207
% of Revenue	8%	7%	4%	2%

GAAP net loss per share attributable to shareholders	(0.01)	(0.03)	(0.61)	(0.42)
add: stock-based compensation	0.25	0.15	0.91	0.51
add: payroll taxes related to stock-based compensation	0.02	0.03	0.08	0.06
Adjusted net income per share attributable to shareholders	0.26	0.15	0.38	0.15
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	107,734,499	99,551,791	105,671,839	95,774,897